

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 2, 2017

Nataliia Kriukova
President and Principal Executive Officer
Arion Group Corp.
18401 Collins Ave., #1220
Sunny Isles Beach, FL 33160

> **Re: Arion Group Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 20, 2017**
> **File No. 333-216895**

Dear Ms. Kriukova:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 17, 2017 letter.

General

1. We note your response to comment 5; however, it does not appear that your revisions are fully responsive to our comment. The cover page of your prospectus indicates that you "do not have sufficient capital for operations," and your Plan of Operation indicates that you "need proceeds from this offering to start [y]our operations and start selling your products." Please revise for consistency.

Exhibit 23.1

2. Please update the consent of the independent registered public accounting firm. For guidance, refer to Section 4810.3(c) of the Division of Corporation Finance Financial Reporting Manual, available on the Commission's website.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Elizabeth Sellars, Staff Accountant, at (202) 551-3348 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley, Staff Attorney, at (202) 551-2545, Jacqueline Kaufman, Staff Attorney, at (202) 551-3797, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Jacqueline Kaufman for

Mara L. Ransom
Assistant Director
Office of Consumer Products